P R E S S R E L E A S E

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Rob Fink / Chris Harrison KCSA Strategic Communications Tel: +1-212-896-1206 Email: audc@kcsa.com

AudioCodes Ltd Announces Authorization of Share Repurchase Program

Lod, Israel – AudioCodes Ltd. -– August 7, 2014 – AudioCodes (NasdaqGS: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced that its Board of Directors has approved a program to repurchase up to $3 million of its Ordinary Shares, NIS 0.01 nominal value. As of July 31, 2014, AudioCodes had approximately 43.3 million Ordinary Shares outstanding.

Shabtai Adlersberg, Chairman of the Board, President and Chief Executive Officer of AudioCodes said: “This share repurchase program represents the confidence we have in the Company and its long-term growth prospects, and is consistent with management’s goal of increasing shareholder value.”

Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations.  For all or a portion of the authorized repurchase amount, AudioCodes may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program does not require AudioCodes to acquire a specific number of shares, and may be suspended from time to time or discontinued.

The share repurchases will be funded from available working capital. Under applicable Israeli law and based on current market prices, AudioCodes can purchase up to approximately $3 million of its Ordinary Shares without further approval. In addition, AudioCodes intends to apply to the competent court in Israel for authorization to repurchase an additional amount of its Ordinary Shares for an aggregate purchase price of between $10-15 million. AudioCodes expects that the approval process will take approximately three months.

Except for historical information, the matters discussed in this press release are forward-looking statements. The Company assumes no obligation to update the information in this press release.

AudioCodes Ltd Announces Authorization of Share Repurchase Program	Page 1 of 2

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2014 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Ltd Announces Authorization of Share Repurchase Program	Page 2 of 2